Exhibit 12

Ratio of Earnings to Fixed Charges Footnote

(amounts in thousands)

	Fiscal Year Ended			8 months ended January 30, 2010	Fiscal Year Ended
	2007	2008	2009		2010	2011
Earnings:
Income (Loss) before Provision for Income Taxes	$(72,624)	$(73,794)	$(338,572)	$30,223	$53,128	$(10,420)
Plus: Fixed Charges	$189,226	$183,063	$159,242	$106,766	$130,026	$161,035

	$116,602	$109,269	$(179,330)	$136,989	$183,154	$150,615

Fixed Charges:
Gross Interest Expense	$134,313	$122,684	$92,557	$59,547	$99,309	$129,252
Amortization of Deferred Debt Charges	$10,250	$10,310	$10,335	$8,238	$12,346	$11,904
Estimate of Interest Expense Within Operating Leases	$44,663	$50,069	$56,350	$38,981	$18,371	$19,879

	$189,226	$183,063	$159,242	$106,766	$130,026	$161,035

Ratio of Earnings to Fixed Charges	*	*	*	1.3x	1.4x	*

*	Due to losses for the fiscal years ended June 2, 2007, May 31, 2008, May 30, 2009 and January 28, 2012, the coverage ratio was less than 1:1. BCFWC must generate additional pretax earnings of $ 72.6 million, $73.8 million, $338.6 million and $10.4 million respectively to achieve a ratio of 1:1 for the periods.